SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(A)

(Amendment No. 24)*

______________

PARLUX FRAGRANCES

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

701645103

(CUSIP Number)

Ilia Lekach
3725 S.W. 30th Avenue, Fort Lauderdale, FL  33312

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

_________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Ilia Lekach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,648,447
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,648,447
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,648,447
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This amendment to Schedule 13D (the “Amendment”) is filed as Amendment 24 to the Statement on Schedule 13D, dated August 12, 1987 (the “Schedule 13D”), as thereafter amended, filed on behalf of Ilia Lekach and certain other persons who constitute a group with Mr. Lekach as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Amendment 24 is filed on behalf of Ilia Lekach, IZJD Corp., a Florida corporation (“IZJD”), and Pacific Investment Group, Inc., a Florida corporation (“Pacific”) (individually, the “Reporting Person” and collectively, the “Reporting Persons”). Mr. Lekach, IZJD and Pacific may be deemed to be acting together in connection with the acquisition and holding of the common stock, par value $.01 per share (the “Common Stock”), of Parlux Fragrances, Inc., a Delaware corporation (the “Issuer”). Nothing contained in this Amendment, however, shall be construed as an admission that any of the Reporting Persons is the beneficial owner of the other Reporting Persons’ Common Stock and each Reporting Person expressly disclaims the beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons.

The Amendment reflects a material decrease in the amount of the securities of the Issuer that the Reporting Persons own. Such material decrease is more fully reflected in Item 5. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

Item 1.

Security and Issuer.

Item 2.

Identity and Background.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 4.

Purpose of Transaction.

Item 5.

Interest in Securities of the Issuer.

(a)

As of the close of business on February 21, 2006, Ilia Lekach beneficially owned an aggregate of 2,648,447 shares of Common Stock, including 1,150,000 warrants that are exercisable within 60 days (the “Warrants”), which constituted approximately 26.2% of the 8,948,318 shares of Common Stock outstanding, plus the 1,150,000 shares of common stock underlying the Warrants, IZJD beneficially owned an aggregate of 410,250 shares of Common Stock, which constituted approximately 4.6% of the shares of Common Stock outstanding and Pacific beneficially owned an aggregate of 471,397 shares of Common Stock, which constituted approximately 5.3% of the shares of Common Stock outstanding.

(b)

Ilia Lekach has sole power to vote 2,648,447 shares of Common Stock. IZJD and Pacific do not have power to vote any shares.

(c)

Smith Barney acted as broker in the sale of 167,500 shares of the Issuer for the account of Pacific on February 15, 2006 and 182,500 shares on February 16, 2006, both on the open market, pursuant to Rule 144 of the Securities Act of 1933, as amended. The shares were sold at an average price per share of $33.32.

Item 6.

Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 7.

Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:

February 22, 2006

/s/ ILIA LEKACH
Ilia Lekach
PACIFIC INVESTMENT GROUP, INC.
By:	/s/ ILIA LEKACH
Ilia Lekach, President
IZJD CORP
By:	/s/ ILIA LEKACH
Ilia Lekach, President